                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SUMMARY OF 2004 BUSINESS REPORT

On March 31, 2005, Shinhan Financial Group ("SFG") filed the FY 2004 business report (the "Business Report") with the Financial Supervisory Service of the Republic of Korea ("Korea") pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.


TABLE OF CONTENTS

1. Introduction of the Group
2. Business Results
3. Independent Accountant
4. Directors, Executive Officers and Employees
5. Activities of Board of Directors and sub-committees
6. Share Ownership Information
7. Market Price Information of Our Common Shares and ADRs
8. Related Party Transactions

Exhibit 99- 1. Independent Accountant's Audit Report (Non Consolidated Financial Statements)

Exhibit 99-2. Independent Accountant's Audit Report (Consolidated Financial Statements)

1. INTRODUCTION OF THE GROUP

2004 COMPANY HISTORY

- Mar. 2004         Shinhan Bank sold out 29,873,359 common shares (Common
                    Shares) or 10.15% of Shinhan Financial Group through the block trading.

- Apr. 2004         Terminated the joint venture in the credit information
                    business and bought back Lone Star's 49% ownership in Shinhan Credit Information.

- Jun. 2004         Small-scale share swap with Chohung Bank completed
                    Chohung Bank became our wholly owned subsidiary.

- Sep. 2004         Decided to acquire the minority common and
                    preferred shares of Good Morning Shinhan Securities by the end of December 2004 through the small-scale share swap and tender offer.

- Dec. 2004         Small-scale share swap with Good Morning Shinhan Securities completed. Good Morning Shinhan Securities became our wholly owned subsidiary.

- Dec. 2004         Shinhan Private Equity was established as our wholly owned subsidiary.


PRINCIPAL SUBSIDIARIES UNDER KOREAN LAW AS OF DECEMBER 31, 2004

     DIRECT SUBSIDIARIES

                      Subsidiaries                            Ownerships by SFG
                      ------------                            -----------------
      Shinhan Bank                                                 100.0%
      Chohung Bank                                                 100.0%
      Good Morning Shinhan Securities  2)                          100.0%
      Shinhan Card                                                 100.0%
      Shinhan Capital                                              100.0%
      Shinhan BNP Paribas ITMC                                      50.0%
      Jeju Bank  1)                                                 62.4%
      SH&C life Insurance                                           50.0%
      e-Shinhan                                                     73.7%
      Shinhan Macquarie                                             51.0%
      Shinhan Credit Information                                   100.0%
      Shinhan Private Equity                                       100.0%

1)       Jeju Bank is currently listed on the Korea Stock Exchange.

2) Good Morning Shinhan Securities was delisted from the Korea Stock Exchange on January 5th, 2005.

    INDIRECT SUBSIDIARIES HELD THROUGH DIRECT SUBSIDIARIES

                                                                                          Ownerships by
        Direct Subsidiaries                      Indirect Subsidiaries                     the Parent
        -------------------                      ---------------------                    -------------
      Shinhan Bank                 Shinhan Data System                                        100.0%
                                   Shinhan Finance (Hong Kong)                                100.0%
      Chohung Bank                 Chohung ITM                                                 79.8%
                                   Chohung Finance (Hong Kong)                                100.0%
                                   CHB America Bank                                           100.0%
                                   Chohung Bank GmbH                                          100.0%
                                   Chohung Vina Bank                                           50.0%
                                   CHB Valuemeet 2001 year 1st Securitization                  50.0%
                                   CHB Valuemeet 2001 year 2nd Securitization                  50.0%
                                   CHB Valuemeet 2002 year 1st Securitization                  50.0%
      Good Morning Shinhan         Good Morning Shinhan Securities Europe                     100.0%
      Securities                   Good Morning Shinhan Securities USA                        100.0%


CAPITALIZATION

          The table below sets forth the changes to the number of issued and outstanding shares of the Group since its incorporation on September 1, 2001.

                                                              Number of               Subscription
        Date of         Purpose of                             shares      Par Value    price per
        issuance         issuance           Types of shares    issued       (KRW)         share
     --------------- -------------------    ----------------- ------------ ---------- --------------
     2001. Sept. 01  Incorporation          Common Shares     292,344,192      5,000         11,761
     2002. Jun. 06   Share Exchange(1)      Common Shares          15,891      5,000              -
     2002. Oct. 01   Share Exchange(1)      Common Shares             786      5,000              -
     2002. Dec. 31   Share Exchange(1)      Common Shares             256      5,000              -
     2003. Aug. 19   Cash Subscription(2)   Preferred Shares    6,000,000      5,000        150,000
     2003. Aug. 19   Share Exchange(3)      Preferred Shares   46,583,961      5,000         18,086
     2003. Aug. 19   Share Exchange(4)      Preferred Shares   44,720,603      5,000         18,086
     2003. Sept. 26  Cash Subscription(5)   Common Shares       1,864,065      5,000         14,832
     2003. Oct. 01   Share Exchange(1)      Common Shares          11,626      5,000              -
     2003. Dec. 31   Share Exchange(1)      Common Shares         164,484      5,000              -
     2004. Jun. 22   Share Exchange(6)      Common Shares      14,682,590      5,000              -
     2004. Dec. 23   Share Exchange(7)      Common Shares      10,235,121      5,000              -

1) Issued in exchange for Shinhan Bank's common shares which were issued as a result of an exercise of warrants by the holders of bonds with warrants.

2) Redeemable preferred shares issued to a third party to raise cash for the Group's purchase of Chohung Bank shares which were held by Korean Deposit Insurance Corporation.

3) Redeemable preferred shares issued as consideration for the Group's purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

4) Redeemable convertible preferred shares issued as consideration for the Group's purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

5) BNP Paribas Luxembourg subscribed for 1,864,065 shares of the Group's common stock to maintain its 4% equity ownership on a fully diluted basis taking into account the full conversion of the 44,720,603 shares of redeemable convertible preferred shares issued by the Group to Korea Deposit Insurance Corporation.

6) On June 22, 2004, we issued 14,682,590 common shares in exchange for Chohung Bank's 108,438,628 common shares. With the small-scale share swap, our equity ownership in Chohung Bank increased from 84.95% to 100.00%.

7) On December 23, 2004, we issued 10,235,121 common shares in exchange for Good Morning Shinhan Securities' 61,491,966 common shares and 1,980,380 preferred shares. With the small-scale share swap, our equity ownership in Good Morning Shinhan Securities increased from 59.02% to 100.00%.


NUMBER OF SHARES BY TYPE

The table below sets forth the number of the issued and outstanding shares of the Group as of December 31, 2004

                                                                                            Total amount of
                    Types of Shares                             Number of Shares               par value
                    ---------------                             ----------------           -----------------
      Common Shares                                                  319,319,011           1,596,595,055,000
      Redeemable Preferred Shares                                     52,583,961             262,919,805,000
      Redeemable Convertible Preferred Shares                         44,720,603             223,603,015,000
                                                                     -----------           -----------------
                          Total                                      416,623,575           2,083,117,875,000
                                                                     -----------           -----------------


EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

         (1)      CONTRIBUTION TO ESOA (EMPLOYEE STOCK OWNERSHIP ASSOCIATION)

            Contributed to           Contribution Date    Contribution Amount   Contributor      Use of money
     ------------------------------ --------------------- -------------------- -------------- --------------------
         Association Accounts          Jan. 14, 2004                  154,660       SFG         ESOA operating
                                                                                                    expense
                                        Jun. 3, 2004               83,622,780       SFG         Stock Purchase
                                       Jan. 30, 2004               10,099,000       SHB         ESOA operating
                                                                                                    expense
                                        Jun. 1, 2004            4,760,000,000       SHB         Stock Purchase
                                       Mar. 26, 2004              112,725,000     Shinhan       Stock Purchase
                                                                                  Capital
                                        May 20, 2004                  166,382     Shinhan       ESOA operating
                                                                                  Capital           expense
                                       --------------         ---------------    ---------      --------------
                          Sub-total                             4,966,767,822                --
                                       --------------         ---------------    ---------      --------------
           Employee Accounts           Dec. 31, 2004           10,372,150,000    Employees             --
                                       --------------         ---------------    ---------      --------------
                          Sub-total                            10,372,150,000                --
                                       --------------         ---------------    ---------      --------------
                            Total                              15,338,917,822                --
                                       --------------         ---------------    ---------      --------------

(2)       CHANGES IN ESOA SHARE OWNERSHIP

                                                                                                 (UNIT: SHARES)

                          Share type      Beginning Balance     Increase          Decrease      Ending Balance
                                           (Jan. 1. 2004)                                       (Dec.31. 2004)
     ----------------- ------------------ ------------------ ---------------- ----------------- ----------------
       Association       Common Shares              357,888          292,655               397          650,146
         Accounts

         Employee        Common Shares                   --               --                --               --
         Accounts

                         --------------             -------          -------           -------          -------
          Total               --                    357,888          292,655               397          650,146
                         --------------             -------          -------           -------          -------

1)        Shinhan Financial Group introduced the Employee Stock Ownership Plan
          (ESOP) on December 5, 2002 and currently, Shinhan Financial Group, Shinhan Bank and Shinhan Capital participate in the ESOP.

2)        The ending balance as of December 31, 2004 consists of as follows;
          10,370 shares for Shinhan Financial Group, 632,929 shares for Shinhan Bank, and 6,847 shares for Shinhan Capital.

3)        Matters occurred subsequent to the 2004 fiscal year end:
          The share ownership of the ESOA's employee accounts increased to 368,177 shares on March 2005. The shares were purchased with the employee contribution of December 31, 2004.

DIVIDENDS

                                                                   2004            2003            2002
                                                              --------------- --------------- ---------------
Par value of the stock (KRW)                                           5,000           5,000           5,000
Net Income for the year (in million KRW)                           1,050,295         362,988         603,931
Earnings per share (KRW)                                               3,197           1,063           2,066
Earnings available to shareholders (1) (in million KRW)            1,384,463         746,699         590,062
Total amount of cash dividend (in million KRW)                       347,890         242,114         157,493
Total amount of stock dividend (in million KRW)                            -               -               -
Cash dividend payout ratio (%) (2)                                     33.12            66.7           26.08

1) Earnings available to shareholders are computed by taking Retained Earnings before Appropriation and subtracting the Legal Reserves. Both numbers are taken from the Statement of Appropriation of Retained Earnings.

2) Cash Dividend payout ratio is computed by dividing Total amount of cash dividend by Net Income for the year.


2. BUSINESS RESULTS

OPERATIONAL RESULTS

                                                  2004                     2003                    2002
                                            (Jan.1~Dec.31)            (Jan.1~Dec.31)          (Jan.1~Dec.31)
                                            --------------            --------------          --------------
Operating Revenue                              1,224,147                 617,074                 645,367
   Gain using the equity                       1,108,952                 519,287                 620,697
   method of accounting
   Interest income                               114,264                  97,787                  24,670
   Other income                                      931                       -                       -
Operating Expense                                147,638                 251,366                  43,147
   Loss using the equity                             212                 129,886                   2,007
   method of accounting
Operating Income                               1,076,509                 365,708                 602,220

SOURCE AND USE OF FUNDS
SOURCE OF FUNDS

                                                                                    (in millions of Korean Won)

                                           2004                       2003                       2002
                                      (Jan.1~Dec.31)             (Jan.1~Dec.31)             (Jan.1~Dec.31)
                                    ----------------------     ----------------------      ---------------------
                                     Average        Ratio        Average        Ratio       Average        Ratio
                                    Balance (1)      (%)        Balance (1)      (%)       Balance (1)      (%)
                                    -----------    -------     ------------     -----      -----------     -----
Stockholders' Equity                 6,770,562       74.00       4,768,492      73.82       3,877,215      89.45
   Capital Stock                     2,012,812       22.00       1,660,319      25.70       1,461,770      33.72
   Capital Surplus                   3,485,465       38.10       2,512,502      38.89       1,976,637      45.60
   Retained Earnings                 1,130,293       12.35         692,409      10.72         379,170       8.75
   Capital Adjustment                  141,992        1.55         -96,738      -1.50          59,638       1.38
Borrowings                           2,378,244       26.00       1,691,375      26.18         457,359      10.55
   Debentures                        2,017,816       22.06       1,434,951      22.21         359,240       8.29
   Other liabilities                   360,428        3.94         256,424       3.97          98,119       2.26
                                     ---------      ------       ---------     ------       ---------     ------
Total                                9,148,806      100.00       6,459,867     100.00       4,334,574     100.00
                                     ---------      ------       ---------     ------       ---------     ------

         1) The Average Balance was calculated by averaging the ending balance of each quarter.

USE OF FUNDS

                                                                                    (in millions of Korean Won)

                                               2004                      2003                      2002
                                          (Jan.1~Dec.31)            (Jan.1~Dec.31)            (Jan.1~Dec.31)
                                        ---------------------     ---------------------      ---------------------
                                         Average        Ratio       Average       Ratio       Average        Ratio
                                        Balance (1)      (%)      Balance (1)      (%)       Balance (1)      (%)
                                        -----------    ------     -----------     -----      -----------     -----
Investments on equity stock              7,100,773      77.61      5,882,011      77.81       3,874,018      89.38
  Shinhan Bank                           3,709,669      40.55      3,139,126      41.53       3,134,106       72.3
  Chohung Bank                           2,411,868      26.36      1,831,964(2)   24.24              --         --
  Good Morning Shinhan Securities (3)      610,171       6.67        537,265       7.11         447,117      10.32
  Shinhan Card                             162,378       1.77        191,094       2.53         149,800       3.46
  Shinhan Capital                          112,775       1.23         95,384       1.26          71,171       1.64
  Shinhan BNP Paribas                       22,435       0.25         22,109       0.29          39,010       0.90
  E-Shinhan                                  2,617       0.03          3,331       0.04           4,281       0.10
  Shinhan Macquarie                          1,159       0.01            578       0.01             583       0.01
  Jeju Bank                                 49,418       0.54         44,783       0.59          23,855       0.55
  Shinhan Credit Information                 4,628       0.05          2,392       0.03           1,169       0.03
  SH&C Life Insurance                       13,655       0.15         13,985       0.19           2,926       0.07
  Shinhan Private Equity                     1,958       0.02             --         --              --         --
Investment on Bonds                             --         --            905       0.01           1,279       0.03
Loans                                    1,953,788      21.36      1,618,091      21.41         390,275       9.00
Fixed Assets                                 1,508       0.02          1,434       0.02           1,272       0.03
Intangible Assets                              477       0.01            471       0.01             163          0
Cash Deposit in bank                        55,370       0.61         25,326       0.34          57,241       1.32
Other Assets                                36,893       0.40         30,808       0.41          10,325       0.24
                                         ---------      -----      ---------      -----       ---------      -----
Total                                    9,148,809        100      7,559,046        100       4,334,574        100
                                         ---------      -----      ---------      -----       ---------      -----

1) The Average Balance was calculated by averaging the ending balance of each quarter.

2) Represents the average balance calculated by averaging Chohung Bank's ending balances of 3rd and 4th quarter 2003, because Chohung Bank was acquired in August 2003. Because of this, the total source of fund is not equal to total use of fund for the year 2003.

3) The Average Balance of Good Morning Shinhan Securities for 2002 is the sum of the pre-merger balances of Shinhan Securities and Good Morning Securities.


OTHER FINANCIAL INFORMATION

REQUISITE CAPITAL RATIO

                                                                                    (in millions of Korean Won)
                                                            2004                2003               2002
                                                          ---------           ---------        ---------
   Aggregate Amount of Equity Capital (A)                 9,867,854           8,847,673        4,842,795
   Requisite Capital (B)                                  7,625,261           7,472,030        3,698,754
   Requisite Capital Ratio (A/B) 1)                         129.41%             118.41%          130.93%

1) Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.

WON LIQUIDITY RATIO

                                                                              (in millions of Korean Won)
                                                              2004              2003            2002
                                                             -------          -------        -------
       Won Assets due within 3 months (A)                    221,335           16,687         14,945
       Won Liabilities due within 3 months (B)               212,081           15,504          6,480
       Won Liquidity Ratio (A/B) 1)                          104.36%          107.63%        230.63%

1) Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.

LIABILITIES TO EQUITY RATIO

                                                                                (in millions of Korean Won)
                                                          2004              2003               2002
                                                        ---------         ---------          ---------
       Liabilities (A)                                  2,325,043         2,176,875            774,759
       Adjusted Equity (B) 1)                           7,747,609         5,523,410          4,010,220
       Liabilities to Equity Ratio (A/B)                   30.01%            39.41%             19.32%

1) Adjusted Equity was calculated by subtracting the amount of intangible assets from total net assets.

CAPITAL ADEQUACY RATIO AND OTHER RATIOS OF CERTAIN SUBSIDIARIES

         (1)      Total Capital Adequacy Ratio (%)


                                               2004                2003               2002
                                              -----               -----              -----
         Shinhan Bank                         11.94               10.49              10.92
         Chohung Bank                          9.40                8.87               8.66
         Jeju Bank                            10.91               10.96              11.71

         * The Total Capital Adequacy Ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

         (2)      Net Capital Ratio (%)


                                                      Dec.31 2004      Mar.31 2004     Mar.31 2003
                                                      -----------      -----------     -----------
         Good Morning Shinhan Securities                 438.38           480.69         412.60

         * Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Service for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.

         (3)      Adjusted Equity Capital Ratio (%)



                                               2004               2003                2002
                                              -----               -----              -----
         Shinhan Card                         16.48               13.78              10.86

         * The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder's equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.

         (4)      Non Performing Loans

                                                                            (in 100 millions of Korean Won)
                                   Dec.31. 2004              Dec.31. 2003               Dec.31. 2002
                                                        (March 31, 2004 for GMS   (March 31, 2003 for GMS
                                                              Securities)               Securities)
                             ------------------------- -------------------------- -------------------------
                             Balance of     NPL to     Balance of      NPL to     Balance of     NPL to
                                 NPL         total         NPL      total Loans       NPL         total
                                           Loans (%)                    (%)                     Loans (%)
                             ------------ ------------ ------------ ------------- ------------ ------------
        Shinhan Bank 1)            4,344         0.84        3,985          0.82        2,983         0.69
        Chohung Bank 1)            8,141         1.89       18,796          4.19       19,811         4.02
        Jeju Bank 1)                 303         2.33          298          2.27          238         1.86
        GMS Securities 2)            294         13.5          382         13.48          410           19
        Shinhan Card 3)              375         4.46          747          6.34          714         2.82

         1) Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the

                  Financial Supervisory Service.

         2) Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories: "normal", "precautionary", "substandard", "doubtful", and "estimated loss". Under the Group's internal measures, non-performing loans of Good Morning Shinhan Securities includes loans classified as "substandard", "doubtful", and "estimated loss."

         3) Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: "normal", "precautionary", "substandard", "doubtful", and "estimated loss." Under the Group's internal measures, non-performing loans of Shinhan Card includes loans classified as "substandard", "doubtful", and "estimated loss."



         (5)      Loan Loss Allowances & Write-offs for the period

                                                                                (in 100 millions of Korean Won)

                                                      Jan.1,2004~      Jan. 1, 2003~     Jan.1,2002~
                                                      Dec.31, 2004     Dec.31, 2003      Dec.31, 2002
                                                      ------------     ------------      ------------
         Shinhan Bank   Loan Loss       Domestic             6,630            7,919             4,925
                        Allowance       Overseas               805              745               733
                                          Total              7,435            8,664             5,658
                        Write-offs                           2,349              715             1,375
         Chohung        Loan Loss       Domestic             9,555           16,026            16,988
         Bank           Allowance       Overseas               512              563               563
                                          Total             10,067           16,589            17,551
                        Write-offs                          14,002           17,812            11,007
         Jeju Bank      Loan Loss       Domestic               322              345               273
                        Allowance       Overseas                 -                -                 -
                                          Total                322              345               273
                        Write-offs                             247              179               240
         GM             Loan Loss       Domestic               294              309               370
         Shinhan        Allowance       Overseas                 -                -                 -
         Securities 1)                    Total                294              309               370

                        Write-offs                              20                -                75
         Shinhan Card   Loan Loss       Domestic               498              946               961
         2)             Allowance       Overseas                 -                -                 -
                                          Total                498              946               961
                        Write-offs                           2,332            2,770               544

         1) The fiscal year of Good Morning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Good Morning Shinhan Securities are adjusted as follows: (i) from April 1, 2004 to December 31, 2004, (ii) from April 1, 2003 to March 31, 2004, and (iii) from April 1, 2002 to March 31, 2003.

         2)       Shinhan Card was incorporated on July 1, 2002.

3. INDEPENDENT ACCOUNTANT

AUDIT OPINION FOR THE LAST 3 YEARS

                                       2004                       2003                      2002
                                    -----------               -----------                -----------
       Audit Opinion                Unqualified               Unqualified                Unqualified


COMPENSATION TO THE INDEPENDENT AUDITOR FOR AUDIT AND REVIEW SERVICES

          The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

       Year                         Auditor                          Payment (KRW)     Working hours
       ----                         -------                          -------------     -------------
       2004              KPMG Samjong Accounting Corp.                 300,000,000       2,504 hours
       2003              KPMG Samjong Accounting Corp.                 210,000,000       1,560 hours
       2002              KPMG Samjong Accounting Corp.                 150,000,000       1,484 hours

COMPENSATION FOR SERVICES OTHER THAN AUDIT AND REVIEW

          The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.


       Year          Month                    Service description                             Payment (KRW)
       ----          -----                    -------------------                             -------------
       2004           Jan.    Consulting services for disclosure control and                  1,375,000,000
                              procedure & Internal control system
       2003          Sept.    Due diligence on the Chohung Bank                                 904,000,000
                      July    Valuation of common shares of Chohung Bank                        100,000,000
       2002            --                              --                                                --

4. DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

1) Executive Directors

   Our executive directors are as follows as of March 31, 2005:


                         Date of
          Name            Birth        Position                            Service Term
          ----         ------------    --------                            ------------
     Eung Chan Ra      Nov. 25, 1938   Chairman of BOD                     3 years starting from March
                                       Chairman of the Board Steerin       25, 2004
                                       Committee
     Young Hwi Choi    Oct. 28, 1945   President & CEO                     3 years starting from March
                                                                           25, 2004

2) Non-Executive Directors

   Currently, 13 non executive directors are in office. Out of them, 10 are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders' meeting on March 30, 2005.

   Our non-executive directors are as follows:


          Name          Date of Birth             Current Position                      Service Term
   -------------------- --------------- -------------------------------------- --------------------------------
        In Ho Lee        Nov. 2, 1943   Non-Executive Directors                3 years starting from March
                                                                               25, 2004

     Young Seok Choi     Jul. 2, 1929   Non-Executive Directors,               3 years starting from March
                                        Audit Committee member,                25, 2004

     Yong Woong Yang     Aug. 4, 1948   Non-Executive Directors                3 years starting from March
                                                                               25, 2004

      Pyung Joo Kim      Feb.6, 1939    Outside Director                       1 year starting from March 30,
                                        Board Steering Committee member        2005
                                        Chair of Risk Management Committee

       Il Sup Kim        Jul.1, 1946    Outside Director                       1 year starting from March 30,
                                        Audit Committee member                 2005

      Sang Yoon Lee      Sep.13, 1942   Outside Director                       1 year starting from March 30,
                                        Audit Committee member                 2005

      Yoon Soo Yoon      Mar. 5, 1946   Outside Director                       1 year starting from March 30,
                                        Risk Management Committee member       2005

      Shee Yul Ryoo      Sep. 5, 1938   Outside Director                       1 year starting from March 30,
                                        Board Steering Committee member        2005

     Byung Hun Park     Sep. 10, 1928   Outside Director                       1 year starting from March 30,
                                        Board Steering Committee member        2005

     Young Hoon Choi     Nov. 8, 1928   Outside Director                       1 year starting from March 30,
                                                                               2005

       Si Jong Kim       Apr. 16, 1937  Outside Director                       1 year starting from March 30,
                                        Audit Committee member                 2005

     Dong Hyun Kwon     Nov. 27, 1936   Outside Director                       1 year starting from March 30,
                                        Audit Committee member                 2005

    Philippe Reynieix   Jun. 24, 1949   Outside Director                       1 year starting from March 30,
                                        Risk Management Committee member       2005

  For the personal profiles of the outside directors, please refer to our Form 6-K filed on March 11, 2005, in which we included the resume of director candidates.

3) Executive Officers

   In addition to the executive directors, we currently have the following executive officers:

       Name           Date of Birth              Position                        Taking Charge of
       ----           -------------              --------                        ----------------
    Jae Woo Lee        Jul. 2, 1950        Senior Executive Vice      Subsidiary Management Team I,
                                                 President            Integration Management Team, and
                                                                      Integration Planning Team (Human
                                                                      Resource)

   Chil Sun Hong      Aug. 20, 1946        Senior Executive Vice      Subsidiary Management Team II,
                                                 President            Synergy Management Team,
                                                                      Audit & Compliance Team, and
                                                                      Integration Planning Team (Business
                                                                      Process Reengineering, Basel II, CRM)

   Byung Jae Cho       Jan. 6, 1951        Senior Executive Vice      Planning & Financial Management Team,
                                                 President            Investor Relations Team, and
                                                                      Public Relations Team

   Baek Soon Lee       Oct. 8, 1952        Senior Executive Vice      Information & Technology Planning
                                                 President            Team, and General Service Team


STOCK OPTIONS


                                      Number      Number     Number      Number
                                        of          of         of         of        Exercise
                  Name of the         Granted    Exercised   Options   Exercisable   Price
  Grant date        Guarantee         Option 1)   option    Cancelled    option      (KRW)    Positions held at
--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
  22-May-02     Ra, Eung Chan            94,416      -          -          94,416     18,910  Shinhan Financial Group
  22-May-02     Choi, Young Hwi          47,208      -          -          47,208     18,910  Shinhan Financial Group
  22-May-02     Shin, Sang Hoon          28,325      -          -          28,325     18,910  Shinhan Financial Group
  22-May-02     Choi, Bhang-Gil          18,883      -          -          18,883     18,910  Shinhan Financial Group
  22-May-02     Lee, In-Ho               32,162      -          -          32,162     18,910  Shinhan Bank
  22-May-02     Moon, Hong Soon          17,426      -          -          17,426     18,910  Shinhan Bank
  22-May-02     Lee, Jae Woo             18,873      -          -          18,873     18,910  Shinhan Bank
  22-May-02     Huh, Joong Ok            15,564      -          -          15,564     18,910  Shinhan Bank
  22-May-02     Kim, Sahng-Dae           18,873      -          -          18,873     18,910  Shinhan Bank
  22-May-02     Youn, Gwang Lim          18,873      -          -          18,873     18,910  Shinhan Bank
  22-May-02     Oh, Young-Kook            8,041      -          -           8,041     18,910  Shinhan Bank
  22-May-02     Nam, Kee Do               8,041      -          -           8,041     18,910  Shinhan Bank
  22-May-02     Jang, Myoung-Kee         14,918      -          -          14,918     18,910  Shinhan Bank
  22-May-02     Shin, Christopher        11,673      -          -          11,673     18,910  Shinhan Bank
  22-May-02     Lee, Dae Woon            11,673      -          -          11,673     18,910  Shinhan Bank
  22-May-02     Lee, Dong Girl           26,953      -          -          26,953     18,910  Shinhan Capital
  22-May-02     Jung, Yun Kang            7,409      7,409      -               0     18,910  Shinhan Capital
  22-May-02     Son, Woong Man            3,828      -          -           3,828     18,910  Shinhan Capital
  22-May-02     Hwang, Jung Hun           3,828      -          -           3,828     18,910  Shinhan Capital
  22-May-02     Song, Byung Kuk          13,325      -          -          13,325     18,910  Shinhan Financial Group
                and  other 6 officers
  22-May-02     Kim, Duk Jung and       449,929     19,500      -         430,429     18,910  Subsidiaries of SFG
                other 329 officers
  15-May-03     Ra, Eung Chan           100,000      -          -         100,000     11,800  Shinhan Financial Group
  15-May-03     Choi, Young Hwi          90,000      -          -          90,000     11,800  Shinhan Financial Group
  15-May-03     Choi, Bhang-Gil          20,000      -          -          20,000     11,800  Shinhan Financial Group
  15-May-03     Han, Min Ky              20,000      -          -          20,000     11,800  Shinhan Financial Group


                                      Number      Number     Number      Number
                                        of          of         of         of        Exercise
                  Name of the         Granted    Exercised   Options   Exercisable   Price
  Grant date        Guarantee         Option 1)   option    Cancelled    option      (KRW)    Positions held at
--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
  15-May-03     Song, Youn Soo           20,000      -          -          20,000     11,800  Shinhan Financial Group
  15-May-03     Shin, Sang Hoon          80,000      -          -          80,000     11,800  Shinhan Bank
  15-May-03     Moon, Hong Soon          20,000      -          -          20,000     11,800  Shinhan Bank
  15-May-03     Lee, Jae Woo             20,000      -          -          20,000     11,800  Shinhan Bank
  15-May-03     Huh, Joong Ok            20,000      -          -          20,000     11,800  Shinhan Bank
  15-May-03     Kim, Sahng-Dae           20,000      -          -          20,000     11,800  Shinhan Bank
  15-May-03     Youn, Gwang Lim          20,000      -          -          20,000     11,800  Shinhan Bank
  15-May-03     Cho, Woo Seop            20,000      -          -          20,000     11,800  Shinhan Bank
  15-May-03     Kim, Hee Soo             20,000      -          -          20,000     11,800  Shinhan Bank
  15-May-03     Han, Do Heui             20,000      -          -          20,000     11,800  Shinhan Bank
  15-May-03     Shin, Christopher        15,000      -          -          15,000     11,800  Shinhan Bank
  15-May-03     Lee, Dae Woon            15,000      -          -          15,000     11,800  Shinhan Bank
  15-May-03     Hong Sung Kyun           30,000      -          -          30,000     11,800  Shinhan Card
  15-May-03     Lee Tae Kyu              10,000      -          -          10,000     11,800  Shinhan Card
  15-May-03     Kim Seong Won            10,000      -          -          10,000     11,800  Shinhan Card
  15-May-03     Shim, Woo Yeob           10,000      -          -          10,000     11,800  Shinhan Card
  15-May-03     Lee, Dong Girl           30,000      -          -          30,000     11,800  Shinhan Capital
  15-May-03     Jung, Yun Kang           10,000      -          -          10,000     11,800  Shinhan Capital
  15-May-03     Jang, Myoung-Kee         10,000      -          -          10,000     11,800  Shinhan Capital
  15-May-03     Shim, Beom Seong         10,000      -          -          10,000     11,800  Shinhan Credit
  15-May-03     Song, Byung Kuk and      14,600      -          -          14,600     11,800  Shinhan Financial Group
                other 7 officers
  15-May-03     Seo, Jin Won and        501,700      -          9,200     492,500     11,800  Subsidiaries of SFG
                other 339 officers
  25-Mar-04     Ra, Eung Chan           100,000      -          -         100,000     21,595  Shinhan Financial Group
  25-Mar-04     Choi, Young Hwi          90,000      -          -          90,000     21,595  Shinhan Financial Group
  25-Mar-04     Choi, Bhang Gil          30,000      -          -          30,000     21,595  Shinhan Financial Group
  25-Mar-04     Hong, Chil Sun           20,000      -          -          20,000     21,595  Shinhan Financial Group
  25-Mar-04     Kim, Hee Soo             20,000      -          -          20,000     21,595  Shinhan Financial Group
  25-Mar-04     Cho, Byung Jae           20,000      -          -          20,000     21,595  Shinhan Financial Group
  25-Mar-04     Lee, Baek Soon           20,000      -          -          20,000     21,595  Shinhan Financial Group
  25-Mar-04     Shin, Sang Hoon          80,000      -          -          80,000     21,595  Shinhan Bank
  25-Mar-04     Cho, Jae Ho              20,000      -          -          20,000     21,595  Shinhan Bank
  25-Mar-04     Lee, Jae Woo             20,000      -          -          20,000     21,595  Shinhan Bank
  25-Mar-04     Youn, Gwang Lim          20,000      -          -          20,000     21,595  Shinhan Bank
  25-Mar-04     Cho, Woo Sup             20,000      -          -          20,000     21,595  Shinhan Bank
  25-Mar-04     Han, Min Ky              20,000      -          -          20,000     21,595  Shinhan Bank
  25-Mar-04     Song, Youn Soo           20,000      -          -          20,000     21,595  Shinhan Bank
  25-Mar-04     Han, Do Heui             20,000      -          -          20,000     21,595  Shinhan Bank
  25-Mar-04     Suh, Jin Won             20,000      -          -          20,000     21,595  Shinhan Bank
  25-Mar-04     Yang, Shin Keun          20,000      -          -          20,000     21,595  Shinhan Bank
  25-Mar-04     Oh, Sang Young           15,000      -          -          15,000     21,595  Shinhan Bank
  25-Mar-04     Hong, Sung Kyun          30,000      -          -          30,000     21,595  Shinhan Card
  25-Mar-04     Lee, Tae Gyu             10,000      -          -          10,000     21,595  Shinhan Card
  25-Mar-04     Kim, Seong Won           10,000      -          -          10,000     21,595  Shinhan Card
  25-Mar-04     Shim, Woo Yeop           10,000      -          -          10,000     21,595  Shinhan Card
  25-Mar-04     Kim, Moon Han            10,000      -          -          10,000     21,595  Shinhan Card
  25-Mar-04     Lee, Dong Girl           30,000      -          -          30,000     21,595  Shinhan Capital
  25-Mar-04     Kim, Sahng Dae           10,000      -          -          10,000     21,595  Shinhan Capital
  25-Mar-04     Oh, Seung Keun           10,000      -          -          10,000     21,595  Shinhan Capital
  25-Mar-04     Shim, Beom Seong         10,000      -          -          10,000     21,595  Shinhan Credit Information
  25-Mar-04     Song, Byung Kuk and      13,900      -          -          13,900     21,595  Shinhan Financial Group


                                      Number      Number     Number      Number
                                        of          of         of         of        Exercise
                  Name of the         Granted    Exercised   Options   Exercisable   Price
  Grant date        Guarantee         Option 1)   option    Cancelled    option      (KRW)    Positions held at
--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
                other 7 officers
  25-Mar-04     Kam, Hong Gon and       582,700      -          7,400     575,300     21,595  Subsidiaries of SFG
                other 400 officer
  30-Mar-05     Eung Chan Ra            100,000      -          -         100,000     28,006  Shinhan Financial Group
  30-Mar-05     Young Hwi Choi           90,000      -          -          90,000     28,006  Shinhan Financial Group
  30-Mar-05     Pyung Joo Kim            10,000      -          -          10,000     28,006  Shinhan Financial Group
  30-Mar-05     Il Sup Kim               10,000      -          -          10,000     28,006  Shinhan Financial Group
  30-Mar-05     Sang Yoon Lee            10,000      -          -          10,000     28,006  Shinhan Financial Group
  30-Mar-05     Yoon Soo Yoon            10,000      -          -          10,000     28,006  Shinhan Financial Group
  30-Mar-05     Shee Yul Ryoo            10,000      -          -          10,000     28,006  Shinhan Financial Group
  30-Mar-05     Jae Woo Lee              20,000      -          -          20,000     28,006  Shinhan Financial Group
  30-Mar-05     Chil Sun Hong            20,000      -          -          20,000     28,006  Shinhan Financial Group
  30-Mar-05     Byung Jae Cho            20,000      -          -          20,000     28,006  Shinhan Financial Group
  30-Mar-05     Baek Soon Lee            20,000      -          -          20,000     28,006  Shinhan Financial Group
  30-Mar-05     Sang Hoon Shin           80,000      -          -          80,000     28,006  Shinhan Bank
  30-Mar-05     Jao Ho Cho               20,000      -          -          20,000     28,006  Shinhan Bank
  30-Mar-05     Gwang Lim Yoon           20,000      -          -          20,000     28,006  Shinhan Bank
  30-Mar-05     Min Ky Han               20,000      -          -          20,000     28,006  Shinhan Bank
  30-Mar-05     Do Heui Han              20,000      -          -          20,000     28,006  Shinhan Bank
  30-Mar-05     Jin Won Suh              20,000      -          -          20,000     28,006  Shinhan Bank
  30-Mar-05     Shin Keun Yang           20,000      -          -          20,000     28,006  Shinhan Bank
  30-Mar-05     Sang Young Oh            20,000      -          -          20,000     28,006  Shinhan Bank
  30-Mar-05     Hyu Won Lee              20,000      -          -          20,000     28,006  Shinhan Bank
  30-Mar-05     Sang Woon Choi           20,000      -          -          20,000     28,006  Shinhan Bank
  30-Mar-05     Eun Sik Kim              20,000      -          -          20,000     28,006  Shinhan Bank
  30-Mar-05     Dong Soo Choi            80,000      -          -          80,000     28,006  Chohung Bank
  30-Mar-05     Jee Hong Yoo             20,000      -          -          20,000     28,006  Chohung Bank
  30-Mar-05     Bhang Gil Choi           20,000      -          -          20,000     28,006  Chohung Bank
  30-Mar-05     Hee Soo Kim              20,000      -          -          20,000     28,006  Chohung Bank
  30-Mar-05     Kwang Yub Chung          20,000      -          -          20,000     28,006  Chohung Bank
  30-Mar-05     Hong Hee Chae            20,000      -          -          20,000     28,006  Chohung Bank
  30-Mar-05     Yong Uk O                20,000      -          -          20,000     28,006  Chohung Bank
  30-Mar-05     Jeong Woo Chang          20,000      -          -          20,000     28,006  Chohung Bank
  30-Mar-05     Jae Yoo Kim              20,000      -          -          20,000     28,006  Chohung Bank
  30-Mar-05     In Joon Chaey            20,000      -          -          20,000     28,006  Chohung Bank
  30-Mar-05     Chang Seong Moon         20,000      -          -          20,000     28,006  Chohung Bank
  30-Mar-05     Sung Yoon Kim            20,000      -          -          20,000     28,006  Chohung Bank
  30-Mar-05     Woo Keun Lee             40,000      -          -          40,000     28,006  Good Morning Shinhan Securities
  30-Mar-05     Kang Won Lee             40,000      -          -          40,000     28,006  Good Morning Shinhan Securities
  30-Mar-05     Sung No Lee              15,000      -          -          15,000     28,006  Good Morning Shinhan Securities
  30-Mar-05     Hyeon Jae Han            15,000      -          -          15,000     28,006  Good Morning Shinhan Securities
  30-Mar-05     Chae Young Jung          15,000      -          -          15,000     28,006  Good Morning Shinhan Securities
  30-Mar-05     Seok Joong Kim           15,000      -          -          15,000     28,006  Good Morning Shinhan Securities
  30-Mar-05     Jin Kook Lee             15,000      -          -          15,000     28,006  Good Morning Shinhan Securities
  30-Mar-05     Yoo Shin Jung            15,000      -          -          15,000     28,006  Good Morning Shinhan Securities
  30-Mar-05     Sung Kyun Hong           40,000      -          -          40,000     28,006  Shinhan Card
  30-Mar-05     Tea Kyu Lee              15,000      -          -          15,000     28,006  Shinhan Card
  30-Mar-05     Sung Won Kim             15,000      -          -          15,000     28,006  Shinhan Card
  30-Mar-05     Woo Yeop Shim            12,000      -          -          12,000     28,006  Shinhan Card
  30-Mar-05     Moon Han Kim             12,000      -          -          12,000     28,006  Shinhan Card
  30-Mar-05     Dong Girl Lee            40,000      -          -          40,000     28,006  Shinhan Capital
  30-Mar-05     Sang Dae Kim             15,000      -          -          15,000     28,006  Shinhan Capital

\

                                      Number      Number     Number      Number
                                        of          of         of         of        Exercise
                  Name of the         Granted    Exercised   Options   Exercisable   Price
  Grant date        Guarantee         Option 1)   option    Cancelled    option      (KRW)    Positions held at
--------------- --------------------- ---------- ---------- ---------- ----------- ---------- --------------------------
  30-Mar-05     Seung Keun Oh            12,000      -          -          12,000     28,006  Shinhan Capital
  30-Mar-05     Boem Seong Shin          15,000      -          -          15,000     28,006  Shinhan Credit Information
  30-Mar-05     Jeum Joo Gweon and       22,000      -          -          22,000     28,006  Shinhan Financial Group
                other 12 officers
  30-Mar-05     Young Moon Cheon      1,427,200      -          -       1,427,200     28,006  Subsidiaries of SFG
                and other 987
                officers
                ------------------    ---------    -------    -------   ---------  ---------  --------------------------
    TOTAL       -                     6,023,321     26,909     16,600   5,979,812      -                  -
                ------------------    ---------    -------    -------   ---------  ---------  --------------------------


         1) Number of options granted on May 22, 2002 was adjusted to the current number on May 21 2004 as terms of the exercise condition were finalized. For more detailed information, please refer to our Form 6-Ks filed on May 24, 2004 and June 4, 2004.

         * The stock options granted in 2002 and 2003 are exercisable during the 4 year period after the second anniversary from the grant date. The stock options granted in 2004 are exercisable during 3 year period after the second anniversary from the grant date. The stock options granted in 2005 are exercisable during 4 year period after the third anniversary from the grant date.

EMPLOYEES

                                                                                      (As of December 31, 2004)

               Number of       Average length of       Total Salaries and wages paid    Average Payment per
               Employees            Service                     during 2004              person (in mil. of
                                                          (in mil. of Korean Won)           Korean Won)
             --------------  ------------------------- -----------------------------  -----------------------
   Male           72          1 year and 7 months                               7,217                     100
  Female          15          1 year and 9 months                                 658                      35
   Total          87          1 year and 8 months                               7,875                      87

5. ACTIVITIES OF BOARD OF DIRECTORS AND SUB-COMMITTEES FOR THE YEAR 2004 AND
2005

MEETINGS OF BOARD OF DIRECTORS


           Date                                             Agenda                                         Approval
      --------------   --------------------------------------------------------------------------------    ---------
1     Jan 13, 2004     1. Appointment of Non-director Management                                           Approved
                        - Appointment of Senior Executive Vice Presidents, Hee Soo Kim and Baek Soon
                        Lee


2     Feb. 9, 2004     1. Closing of the 3rd FY (2003.1.1~2003.12.31)                                      Approved
                        - Net Income of the Group: KRW 362.2 billion

3     Feb 24, 2004     1. Convening of the 3rd General Meeting of Shareholders                             Approved
                        - Meeting shall be held on March 25, 10 a.m.

                       2. Partial Amendment to the Articles of Incorporation                               Approved
                        - Specialization of Sub-Committees and Introduction of Electric Disclosure
                        System

                       3. Remuneration levels for Directors                                                Approved
                        - KRW 3 billion, same as pervious year

                       4. Stock Option Grant to the Management                                             Approved
                        - The stock option was granted to 27 persons with respect to 705,000 shares

                       5. Stock Option Grant to the Head of the Department                                  Approved
                        - Maximum 700,000 shares in total

4     Mar. 25, 2004    1. Appointment of Representative Director                                            Approved
                        - Representative Director & Chairman: Eung Chan Ra

                       2. Appointment of Risk Management Committee members                                 Approved
                        - Chairman: Pyung Joo Kim, Member: Yoon Soo Yoon, Philippe Reynieix

5     Apr. 12, 2004    1. Implementation of Share Swap and Tender Offer in order to make Chohung Bank      Approved
                        a wholly-owned subsidiary
                        - One share of common stock of Chohung Bank is exchangeable into 0.1354 share of Shinhan Financial Group common stock.

6     May, 10, 2004    1. Establishment and Amendment for the provision relating to the Improvement        Approved
                       of Governance Structure
                       - Establishment of Board Steering Committee, Outside Director Candidate
                       Recommendation Committee, and Compensation Committee

                       2. Appointment of members of Board Steering Committee, Outside Director Approved Candidate Recommendation
                       Committee, and Compensation Committee
                       - Appointment of 5 members for Board Steering Committee, and 5 members for Compensation Committee, etc.

                       3. Approval for the Limit of Corporate Bond Issuance at the second half of 2004     Approved
                       - Limit : KRW 1,100 billion (including US$50 million)

                       4. Adjustment of the numbers of Stock Options Granted in 2002                       Approved
                        - 13 officers have retired within two years

7     Sep. 17, 2004    1. Implementation of Share Swap in order to make Good Morning Shinhan               Approved
                       Securities a wholly-owned subsidiary
                       - One share of common stock of GMSH is exchangeable into 0.1633 share of common stock of the Group; and one preferred share of GMSH is exchangeable into 0.0977 share of common stock of the Group

8     Nov. 9, 2004     No resolution items                                                                     -

9     Dec. 16, 2004    1. FY 2005 Business and budget planning                                             Approved
                        - FY 2005 business strategy financial planning and budgeting for the Group and subsidiaries

                       2. Approval of the limitation on financial supports to subsidiaries for the FY      Approved
                        2005
                        - Total limits: KRW 2 trillion
                        - Subsidiaries: Shinhan Bank, Chohung Bank, Good Morning Shinhan Securities,
                        Shinhan Card, Shinhan Capital, and Jeju Bank

                       3. Approval of the limitation on the issue of corporate bonds for the FY 2005\      Approved
                        - KRW 1.4 trillion (including US 0.1 billion of foreign currency)

           Date                                                 Agenda                                       Approval
       -------------      --------------------------------------------------------------------------------- ----------
                          4. Acquisition of Shinhan Private Equity Ltd.                                     Approved
                           - Acquisition to be reported on January 17, 2005

                          5. Appointment of Senior Executive Vice President                                 Approved
                           - Jae Woo Lee (Service Term: 2 years)

10   Feb. 2, 2005         1. Closing of the 4th FY (Jan.1, 2004 ~ Dec. 31, 2004)                            Approved

                          2. Appointment of Outside Director Recommendation Committee members               Approved
                            - Byung Hun Park, Eung Chan Ra, Pyung Joo Kim, Dong Hyun Kwon, and
                             Yoon Soo Yoon

11   Feb 22, 2005         1. Convening of the 4th General Meeting of Shareholders                           Approved
                            - 10:00 AM, March 30, 2005 (Wend.)

                          2. Remuneration levels for Directors                                              Approved
                            - KRW 4 billion

                          3. Stock option grant to executives, employees and outside directors of the       Approved
                          Group and Subsidiaries
                          - 1,196,000 shares for executive, 50,000 shares for outside directors, and up to 1,500,000 shares for employees

12    March 30, 2005      1. Appointment of Board steering Committee members                                Approved
                             - Eung Chan Ra, Young Hwi Choi, Byung Hun Park, Pyung Joo Kim, and Shee Yul
                            Ryoo

                          2. Appointment of Risk Management Committee members                               Approved
                            - Pyung Joo Kim, Yoon Soo Yoon, and Reynieix

                          3. Decision on Director compensation level                                        Approved


MEETINGS OF BOARD STEERING COMMITTEE

          Date                                                Agenda
      --------------        ----------------------------------------------------------------------------
1     May 10, 2004          1. Appointment of Chair of Board Steering Committee                           Approved
                               - Eung Chan Ra

2     Dec. 16, 2004         1. Deliberation on a candidate for executive officers                         Approved
                               - Name of candidate: Jae Woo Lee

3     Feb. 2, 2005          1. Recommendation of members for Outside Director Recommendation Committee    Approved
                              - Byung Hun Park, Eung Chan Ra, Pyung Joo Kim, Dong Hyun Kwon, and Yoon
                                Soo Yoon

4     Feb. 22, 2005         1. Recommendation of members for Audit Committee                              Approved
                              - Il Sup Kim, Dong Hyun Kwon, Young Seok Choi, Sang Yun Lee, Si Jong Kim

                            2. Decision of compensation scheme for non-executive directors and outside    Approved
                            directors
                               - expenses required for directors' activities, stock option grant

                            3. Deliberation on stock option grant to outside directors with               Approved
                            professional expertise
                               - stock options to purchase 50,000 shares in total (10,000 shares per person)



MEETINGS OF RISK MANAGEMENT COMMITTEE

          Date                                                 Agenda
      -------------        ------------------------------------------------------------------------------
1     Feb. 24, 2004        - Reporting Item: Minimum Capital Adequacy Ratio and Plan for Risk Management           -
                           by each Type in 2004

2     May 10, 2004         - No Approval Item                                                                      -
                           - Reporting Item: Status of Capital Adequacy Ratio of Group and of Risk Limit
                           by each Type, etc.

3     Sep. 7, 2004         - No Approval Item
                           - Reporting Item: Status of Capital Adequacy Ratio of Group and of Risk Limit           -
                           by each Type, etc.

4     Dec. 7, 2004         - No Approval Item
                           - Reporting Item: Status of Capital Adequacy Ratio of Group and of Risk Limit           -
                           by each Type, etc.

5     Feb 22, 2005         - Approval item: Minimum Capital Adequacy Ratio and Plan for Risk Management     Approved
                           by each Type in 2005
                           - Reporting item: Capital Adequacy Ratio of the Group and Plan for Risk
                           Management by each Type                                                                 -

MEETINGS OF AUDIT COMMITTEE

               Date                                                Agenda                                       Approval
               ----                                                ------                                       --------
     1       Feb. 24, 2004       1. Audit result for the 3rd Fiscal Year                                         Approved
                                    - Confirmation of Audit results for the 3rd FY and Submission of Audit
                                      Report

                                 2. Evaluation of the operation status of the internal accounting control        Approved
                                    system for the second half of 2003
                                    - The internal accounting control system is
                                      properly operated.

                                 3. Ratification of the company and its subsidiaries' contracts on the           Approved
                                   audit/non-audit matters
                                   1) Audit for the Financial Statements on Assets of Securities
                                      Investment Trust
                                      (Shinhan BNP Paribas ITMC-Samil PWC)
                                   2) Training Contract of Advanced RM Course
                                      (Shinhan Bank - Samil PWC)
                                   3) Training Contract of RM Course
                                      (Chohung Bank - Samil PWC)
                                   4) Service Agreement on the Request for the Rulings of Corporate Tax
                                      (Shinhan Financial Corp. - Samil PWC)

                                 4. Audit results to be presented to the 3rd general meeting of                  Approved
                                    shareholders
                                    - As a result of review on the presented agenda, it was judged as legal and appropriate.

     2       May 10, 2004        1. Appointment of Chairman of Audit Committee                                   Approved
                                    - Chairman: Il Sup Kim

                                 2. Appointment of the members delegated the Partial Authority of Audit
                                    Approved Committee
                                    - Such power was delegated to the Chairman, Il Sup Kim.

                                 3. Approval on the company and its subsidiaries' Non-audit contracts            Approved
                                    - Consulting Service for the Analysis of comprehensive requirements for
                                      Basel II and for the establishment of implement strategy (Samil PWC)

     3       Jun, 16 2004        Nothing Resolved                                                                   -


     4       Sep. 16, 2004       1. Ratification of the subsidiaries' contracts on the audit/non-audit           Approved
                                    matters
                                 1) Training Contract of RM Course (Chohung Bank - Samil PWC)
                                 2) Audits and Tax Adjustment with respect to the Financial Statements of
                                    Chohung Bank, Mumbai Branch (Indo)

     5       Nov. 09, 2004       1. Appointment of independent auditors for US GAAP                              Approved
                                    - KPMC Samjong Accounting Corp. was appointed

                                 2. Ratification of the company and its subsidiaries' Non-audit contracts        Approved
                                    1) Consulting service regarding the Standard for Allotment of
                                       Group-wide Common Expenses (SFG- Samil PWC)
                                    2) Training Contract of Advanced RM course
                                       (Shinhan Bank - Samil PWC)
                                    3) Training Contract of Advanced RM course and Corporate Finance
                                       Mastering course
                                       (Chohung Bank and Samil PWC)

     6       Feb. 22, 2005       1. Audit results for the 4th Fiscal Year                                        Approved
                                    - Confirmation of Audit results for the 4th FY and Submission of Audit
                                      Report

                                 2. Appointment of independent auditors for Korean GAAP                          Approved
                                    - KPMC Samjong Accounting Corp. was appointed

                                 3. Evaluation of the operation status of the internal accounting control        Approved
                                    system for the year 2004
                                    - The internal accounting control system is properly
                                      operated.

                                 4. Evaluation of the internal monitoring system                                 Approved
                                    - The internal monitoring system is properly operated.

                                 5. Approval of the Group Audit Plan for 2005                                    Not
                                    - the agenda transferred to the next audit committee                         Approved

               Date                                             Agenda                                      Approval
               ----                                             ------                                      --------
                              6. Ratification of the company and its subsidiaries' Non-audit contracts      Approved
                                 1) Audit and Tax Adjustment (Shinhan Finance Ltd. with KPMG Samjong)
                                 2) Comfort Letters regarding the issue of bond in foreign currency
                                    (Shinhan Bank and KPMG Samjong)

                              7. Audit of Approval items for the FY 4 General Shareholders' Meeting         Approved
                                 - The approval items are appropriate.

     7       Mar. 30, 2005    1. Appointment of independent auditors for US GAAP                            Approved
                               - KPMC Samjong Accounting Corp. was appointed

                              2. Approval of the Group Audit Plan for 2005                                  Approved


MEETINGS OF OUTSIDE DIRECTOR RECOMMENDATION COMMITTEE


               Date                                             Agenda                                      Approval
               ----                                             ------                                      --------
     1       Feb.02, 2005      1. Appointment of Outside Director Recommendation Committee Chair            Approved
                                  - Chair: Director Byung Hun Park

                               1. Recommendation of outside director candidates                             Approved
                                 - Outside director candidates: Byung Hun Park, Dong Hyun Kwon,
                                   Young Hoon Choi,
     2       Feb. 16, 2005        Si Jong Kim, Philippe Reynieix (5 candidates)
                                  - Outside director candidates with professional expertise: Pyung
                                    Joo Kim, Il Sup Kim,
                                  Sang Yoon Lee, Yoon Soo Yoon, Shee Yul Ryoo (5 candidates)


* No meeting was held in 2004


MEETINGS OF COMPENSATION COMMITTEE


               Date                                             Agenda                                      Approval
               ----                                             ------                                      --------
     1         May. 10, 2004     1. Appointment of Compensation Committee Chair                              Approved
                                   - Chair: Director Yoon Soo Yoon

     2         Dec. 14, 2004     1. Reporting on 2004 Evaluation and Compensation System               Reporting item
                                   - Details and measurement of Group KPI and Management By
                                    Objective("MBO") of the Group Management
                                   - Strengthening the Performance based compensation

     3       Feb. 2, 2005        1. 2004 evaluation and compensation results for the management              Approved

                                 2. 2005 evaluation and compensation scheme for the management           Not Approved

                                 3. Setting 2005 Group KPI target and MBO of the management              Not Approved

                                 4. 2005 payment plan of the management Compensation                         Approved

     4         Feb. 22, 2005     1. 2005 evaluation and compensation scheme for the management               Approved

                                 2. Setting 2005 Group KPI target and MBO of the management                  Approved

                                 3. 2005 Stock option grant to the management                                Approved


6. SHARE OWNERSHIP INFORMATION

The largest shareholder of Shinhan Financial Group is Korea National Pension Fund holding 5.17% or 16, 498, 516 shares of our common stock as of December 31, 2004.

7. MARKET PRICE INFORMATION OF OUR COMMON SHARES AND ADRS

COMMON SHARE TRADED IN KOREA STOCK EXCHANGE

                                                                            (in Korean Won or number of shares)
                        Sep. 2004     Oct. 2004      Nov. 2004     Dec. 2004     Jan. 2005     Feb. 2005
                        ---------     ---------      ---------     ---------     ---------     ---------
  Price per     High         21,250        23,000         23,650        23,500        26,600        30,500
    share
                 Low         19,900        19,900         21,050        20,400        22,800        22,800
   Trading Volume        21,029,646    25,431,018     21,342,078    25,865,096    30,987,484    24,957,501


AMERICAN DEPOSITARY SHARES

      Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.

American Depositary Shares trade on the New York Stock Exchange

                                                                            (in US Dollars or number of shares)

                        Sep. 2004      Oct. 2004      Nov. 2004     Dec. 2004     Jan. 2005    Feb. 2005
                        ---------      ---------      ---------     ---------     ---------    ---------
  Price per     High          37.20          39.98          42.88         45.65         51.3          60.4
    share
                 Low          34.40          35.90          39.90         38.75         44.0          50.5
   Trading Volume            71,500         95,100        153,400       113,400      182,000       274,900

8. RELATED PARTY TRANSACTIONS

Loans to Subsidiaries

                                                                                      (As of December 31, 2004)

    Borrower        Loan Type    Origination    Maturity    Funding    Lending    Beginning Increase  Decrease Ending
                                     date         date        Rate       Rate     Balance                      Balance
----------------- -------------- ------------- ------------ ---------- ---------- --------- --------- -------- --------
Shinhan Card      Loans in KRW      21-Nov-02    21-Nov-05      5.60%      5.93%     1,000         0        0    1,000
Shinhan Card      Loans in KRW      16-Dec-02    16-Dec-05      5.65%      5.95%     1,000         0        0    1,000
Shinhan Card      Loans in KRW      24-Jan-03    24-Jan-05      5.04%      5.39%       500         0        0      500
Shinhan Card      Loans in KRW      24-Jan-03    24-Jan-06      5.19%      5.50%       500         0        0      500
Shinhan Card      Loans in KRW      26-Feb-03    26-Feb-05      4.89%      5.24%     1,000         0        0    1,000
Shinhan Card      Loans in KRW      26-Feb-03    26-Feb-06      4.99%      5.29%     2,000         0        0    2,000
Shinhan Card      Loans in KRW      23-Apr-03    23-Apr-09      5.47%      6.28%     1,000         0        0    1,000
Shinhan Card      Loans in KRW      23-May-03    23-May-05      5.11%      5.45%       500         0        0      500
Shinhan Card      Loans in KRW      23-May-03    23-May-06      5.29%      5.59%       500         0        0      500
Shinhan Card      Loans in KRW      24-Jun-03    24-Jun-06      5.43%      5.73%     1,500         0        0    1,500
Shinhan Card      Loans in KRW      24-Oct-03    24-Oct-06      4.63%      4.95%     1,000         0        0    1,000
Shinhan Card      Loans in KRW      18-Nov-03    17-May-04      4.63%      4.83%       500         0      500        0
Shinhan Card      Loans in KRW       9-Jan-04     8-Jul-04      4.68%      4.88%         0     1,000    1,000        0
Shinhan Card      Loans in KRW       8-Jul-04    29-Oct-04      4.08%      4.28%         0     1,000    1,000        0
Shinhan Capital   Loans in KRW      29-Oct-01    29-Oct-04      5.00%      6.72%       290         0      290        0
Shinhan Capital   Loans in KRW      10-Dec-01    10-Dec-04      6.00%      7.49%       682         0      682        0
Shinhan Capital   Loans in KRW      30-Jan-02    30-Jan-05      6.69%      7.34%       300         0        0      300
Shinhan Capital   Loans in KRW      29-Mar-02     4-Apr-07      7.47%      8.12%       200         0        0      200


    Borrower        Loan Type    Origination    Maturity    Funding    Lending    Beginning Increase  Decrease Ending
                                     date         date        Rate       Rate     Balance                      Balance
----------------- -------------- ------------- ------------ ---------- ---------- --------- --------- -------- --------
Shinhan Capital   Loans in KRW      29-Apr-02    29-Apr-05      6.84%      7.49%       300         0        0      300
Shinhan Capital   Loans in KRW      26-Jun-02    26-Jun-05      6.30%      6.95%       300         0        0      300
Shinhan Capital   Loans in KRW      29-Jul-02    29-Jul-07      6.30%      6.65%       200         0        0      200
Shinhan Capital   Loans in KRW      21-Nov-02    21-Nov-07      5.88%      6.18%       200         0        0      200
Shinhan Capital   Loans in KRW      16-Dec-02    16-Dec-05      5.65%      5.95%       300         0        0      300
Shinhan Capital   Loans in KRW      16-Dec-02    16-Dec-07      5.96%      6.22%       200         0        0      200
Shinhan Capital   Loans in KRW      24-Jan-03    24-Jan-06      5.19%      5.54%       200         0        0      200
Shinhan Capital   Loans in KRW      23-Apr-03    23-Apr-05      5.28%      5.65%       500         0        0      500
Shinhan Capital   Loans in KRW      23-May-03    23-May-06      5.29%      5.59%       500         0        0      500
Shinhan Capital   Loans in KRW      24-Jun-03    24-Jun-08      5.69%      5.95%       300         0        0      300
Shinhan Capital   Loans in KRW      24-Jul-03    24-Jul-06      5.55%      5.85%       300         0        0      300
Shinhan Capital   Loans in KRW      24-Jul-03    24-Jul-08      5.87%      6.13%       200         0        0      200
Shinhan Capital   Loans in KRW      25-Nov-03    24-May-04      4.63%      4.83%       400         0      400        0
Shinhan Capital   Loans in KRW      24-Mar-04    24-Mar-07      4.76%      5.16%         0       300        0      300
Shinhan Capital   Loans in KRW      24-Mar-04    24-Mar-09      5.11%      5.93%         0       200        0      200
Shinhan Capital   Loans in KRW      25-Jun-04    25-Jun-09      4.93%      5.22%         0       500        0      500
Shinhan Capital   Loans in
                  foreign           13-Mar-02    13-Mar-05  6M Libor   6M Libor        359         0       46      313
                  Currency                                   + 100bp    + 120bp
Shinhan Capital   Loans in
                  foreign           13-Sep-02    13-Sep-05  6M Libor   6M Libor        358         0       46      312
                  Currency                                   + 85bp     + 114bp
Shinhan Capital   Loans in
                  foreign           30-Dec-03    30-Dec-06  3M Libor   3M Libor        359         0       46      313
Shinhan Capital   Currency                                   + 70bp     + 90bp
                  Loans in
                  foreign           15-Jul-04    15-Jun-07  3M Libor   3M Libor          0       418        0      418
                  Currency                                   + 70bp     + 90bp
GMSH              Privately         26-Sep-02    26-Sep-04      5.50%      6.23%     1,300         0    1,300        0
                  Placed Bonds
Shinhan Bank      Privately         21-Dec-01    21-Mar-08      7.12%      7.42%       500         0        0      500
                  Placed Bonds
Jeju Bank         Privately         20-May-02    20-Jan-08      7.25%      8.14%       200         0        0      200
                  Placed Bonds
Jeju Bank         Privately         30-Jun-01    30-Mar-07      6.26%      -             0        31        0       31
                  Placed Bonds
Total                   -             -             -           -          -        19,448     3,449    5,310   17,587

EXHIBIT 99-1

The Independent Accountant's Audit Report (under Korean GAAP) to the Non-consolidated Financial Statements of Shinhan Financial Group as of and for the year ended December 31, 2004.


EXHIBIT 99-2

The Independent Accountant's Audit Report (under Korean GAAP) to the Consolidated Financial Statements of Shinhan Financial Group as of and for the year ended December 31, 2004.

                                   SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   SHINHAN FINANCIAL GROUP CO., LTD.


                                   By /s/ Byung Jae Cho
                                      ------------------------------------------
                                   Name:   Byung Jae Cho
                                   Title:  Chief Financial Officer

Date: April 19, 2005